UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

GARMIN LTD.

(Name of Issuer)

Registered Shares

(Title of Class of Securities)

H2906T 109

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. H2906T 109	Page 2 of 7

(1)	Names of reporting persons Min H. Kao
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization USA
Number of	(5) Sole voting power 0
shares beneficially owned by	(6) Shared voting power 18,698,500
each reporting person	(7) Sole dispositive power 0
with:	(8) Shared dispositive power 18,698,500
(9)	Aggregate amount beneficially owned by each reporting person 18,698,500
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 9.73%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. H2906T 109	Page 3 of 7

(1)	Names of reporting persons Yu-Fan C. Kao
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization USA
Number of	(5) Sole voting power 0
shares beneficially owned by	(6) Shared voting power 18,698,500
each reporting person	(7) Sole dispositive power 0
with:	(8) Shared dispositive power 18,698,500
(9)	Aggregate amount beneficially owned by each reporting person 18,698,500
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 9.73%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. H2906T 109	Page 4 of 7

Item 1(a) Name of Issuer:

Garmin Ltd.

Item 1(b) Address of Issuer's Principal Executive Offices:

Mühlentalstrasse 2, 8200 Schaffhausen, Switzerland

Item 2(a) Name of Person Filing:

(i) Min H. Kao

(ii) Yu-Fan C. Kao

Item 2(b) Address of Principal Business Office or, if none, Residence:

1200 East 151st Street, Olathe, Kansas 66062 (for each person listed in 2(a)(i) and 2(a)(ii))

Item 2(c) Citizenship:

USA (for each person listed in 2(a)(i) and 2(a)(ii))

Item 2(d) Title of Class of Securities:

Registered Shares

Item 2(e) CUSIP Number:

H2906T 109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable (for each person listed in 2(a)(i) and 2(a)(ii))

Item 4. Ownership

(a) Amount beneficially owned: Min H. Kao Yu-Fan C. Kao		18,698,500 (1) 18,698,500 (2)
(b) Percent of class: Min H. Kao Yu-Fan C. Kao		9.73% 9.73%
(c) Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote: Min H. Kao Yu-Fan C. Kao	0 0
(ii)	shared power to vote or to direct the vote: Min H. Kao Yu-Fan C. Kao	18,698,500 18,698,500
(iii)	sole power to dispose or to direct the disposition of: Min H. Kao Yu-Fan C. Kao	0 0
(iv)	shared power to dispose or to direct the disposition of: Min H. Kao Yu-Fan C. Kao	18,698,500 18,698,500

______________

(1)
Of the 18,698,500 Registered Shares:

SCHEDULE 13G

CUSIP No. H2906T 109	Page 5 of 7

a.
6,254,081 Registered Shares are held by the M&F Trust dated October 17, 2019, for which Min H. Kao and Yu-Fan C. Kao are co-trustees and share voting and dispositive power with respect to those Registered Shares;
b.
11,998,019 Registered Shares are held by revocable trusts established by Jennifer Kao and Kenneth Kao, the children of Min H. Kao and Yu-Fan C. Kao, for which Min H. Kao and Yu-Fan C. Kao are co-trustees and together share voting and dispositive power with respect to those Registered Shares; and
c.
446,400 Registered Shares are held by the Kao Family Foundation, a charitable foundation of which Min H. Kao is president and director and in such capacity may be deemed to exercise shared voting and dispositive power over such Registered Shares. Min H. Kao disclaims beneficial ownership of the Registered Shares held by the Kao Family Foundation and nothing herein shall be construed as an admission that Min H. Kao is the beneficial owner of such Registered Shares.
(2)
Of the 18,698,500 Registered Shares:
a.
6,254,081 Registered Shares are held by the M&F Trust dated October 17, 2019, for which Min H. Kao and Yu-Fan C. Kao are co-trustees and share voting and dispositive power with respect to those Registered Shares;
b.
11,998,019 Registered Shares are held by revocable trusts established by Jennifer Kao and Kenneth Kao, the children of Min H. Kao and Yu-Fan C. Kao, for which Min H. Kao and Yu-Fan C. Kao are co-trustees and together share voting and dispositive power with respect to those Registered Shares; and
c.
446,400 Registered Shares are held by the Kao Family Foundation, a charitable foundation of which Yu-Fan C. Kao is a director and in such capacity may be deemed to exercise shared voting and dispositive power over such Registered Shares. Yu-Fan C. Kao disclaims beneficial ownership of the Registered Shares held by the Kao Family Foundation and nothing herein shall be construed as an admission that Yu-Fan C. Kao is the beneficial owner of such Registered Shares.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

Not Applicable

SCHEDULE 13G

CUSIP No. H2906T 109	Page 6 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2024

MIN H. KAO

By: /s/ Min H. Kao

Name: Min H. Kao

YU-FAN C. KAO

By: /s/ Yu-Fan C. Kao

Name: Yu-Fan C. Kao

Pursuant to the Joint Filing Agreement with respect to Schedule 13G attached hereto as Exhibit I, among Min H. Kao and Yu-Fan C. Kao, this statement on Schedule 13G is filed on behalf of each of them.

SCHEDULE 13G

CUSIP No. H2906T 109	Page 7 of 7

EXHIBIT I

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that the Schedule 13G filed herewith is filed jointly, pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, on behalf of each of them.

Dated: October 18, 2024

MIN H. KAO

/s/ Min H. Kao

Min H. Kao

YU-FAN C. KAO

/s/ Yu-Fan C. Kao

Yu-Fan C. Kao